UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2003

                                  Hemosol Inc.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


             2585 Meadowpine Boulevard, Mississauga, Ontario L5N 8H9
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ___ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ___ No X

                The following are included in this Report on Form 6-K:

                     1. Official notice to Computershare stating Hemosol's Record Date and Annual and Special Meeting of Shareholders' date.











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
19 March 2003




Mr. Paul Allen                                    Sent by Fax - Original by Mail
Computershare Investor Services
100 University Avenue, 8th Floor
Toronto, Ontario
M5J 2Y1

Dear Paul:

             RE: ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
                                  JUNE 16, 2003

On March 13, 2003 the Board of Directors passed a resolution setting the Record Date for the Annual and Special Meeting of Shareholders at May 7, 2003and the Annual General and Special Meeting of Shareholders to take place on Monday, June 16th at 1100 a.m. in the offices of Hemosol Inc. 2585 Meadowpine Blvd, Mississauga, Ontario L4T 3P6.

Please file with SEDAR on our behalf.

We have targeted our mailing date for May 12th and closer to that date we can confirm shipping numbers and details.

Sincerely,



Susan L. Wilkie
Assistant Secretary


Copies for:  Mr. Steven Shea- Ernst & Young
Mr. Arthur Shiff - Davies Ward Phillips & Vineberg



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


                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    HEMOSOL INC.



Date:      April 2, 2003         By:/s/  Lee D. Hartwell
                                    --------------------------------------------
                                    Name:  Lee D. Hartwell
                                    Title: Chief Financial Officer and
                                           Vice-President Corporate Development









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